Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

November 15, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 15, 2021 The Nasdaq Stock Market (the "Exchange") received from ETF Series Solutions (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

iBET Sports Betting & Gaming ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,